**Mail Stop 3561**

March 8, 2007

Mr. Derek Ward, President
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C.  Canada V6J3C2

   RE: **Empirical Ventures, Inc. ("the company")**
     **Amendment 13 to Registration Statement on**
     **Form SB-2**
     **Filed February 9, 2007**
     **File No.  333-120486**

Dear Mr. Ward:

We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
Our Business and Business Strategy

1. We note the disclosure regarding the estimated spending for the twelve month commencing October 1, 2006.  Since over five months have passed, provide clear disclosure as to the actual spending during this period and what activities have occurred to date related to the expenditures.  In addition, we continue to note that the disclosure regarding the estimated offering expenses that are you estimated expenses for the next year.  This disclosure is unclear and inconsistent with the disclosure preceding this statement.

2.  Please explain the reference to the "remaining amount of $3,000 of Mr. Ward's initial agreement."  The disclosure indicates that Mr. Ward agreed to provide up to $18,000; however, he has provided $30,000 to date.  It appears that Mr. Ward has not agreed to provide any additional funding.  Please revise the disclosure throughout the prospectus accordingly.

3.  Explain the statement that "Mr. Ward will and has continued to loan additional funds to the company as long as he is able or is able to secure another form of third party funding."  It appears that Mr. Ward has provided more than the $18,000 of the verbal agreement and as such the disclosure is inconsistent.

4.  Please remove references to "third party fundings" through private placements, shareholder loans or initial public offerings from the risk factor discussing Mr. Ward's agreement to provide additional funding, since this would appear to refer to the company raising funding, rather than Mr. Ward.

5.  Please clarify the disclosure that this loan is "payable upon receipt of additional funding."  Clarify whether this means that as soon as the company receives any additional funding the loan becomes due, regardless of the circumstances of the company at the time and regardless of whether this would result in the company becoming liquidated.  We may have further comment.

6.  Please clarify the statement that "no fixed rate of interest will be applied" (emphasis added).   Does this mean that the interest rate could be variable or do you mean that no interest will be charged on the amount owed?

Security Ownership of Certain Beneficial Owners and Management, page 20

7.  We reissue comment four from our letter dated January 24, 2007.  Revise the beneficial ownership table to include the shares owned by Marcelle Ward as part of the shares beneficially owned by Derek Ward and provide a footnote disclosing the nature of the beneficial ownership through his wife.

Organization within Last Five Years, page 26

8.  We note the removal of the disclosure that you will not seek a merger or acquisition within the next twelve months and that you have a specific business plan to execute.  Please explain the basis for removal or add back the disclosure.  We may have further comment.

9.  We continue to note inconsistencies regarding the funding available and the funding necessary to continue with your business development.  For example, we note the statement that "further financing is required for the further development, marketing and distribution of the product."  Contrast this with the statement that "at present we have sufficient funds to commence upgrades to our software program."  Reconcile disclosure throughout the prospectus.

10. Add a risk factor regarding the requirement to incur additional expenditures in upgrading and developing the software.

11. Clarify when the software was originally developed.  Clarify when 3493734 Manitoba received the assets of World Star.  Clarify whether this was through a bankruptcy or other liquidation.

12. We reissue comment seven from our letter dated January 24, 2007.  Clarify whether there is a specific time period during which the additional expenditures of $245,000 in upgrades and development must occur.  If not, clarify how it would be determined that the company is in default of the agreement.  We may have further comment.

13. As previously requested, please explain how the company "would most likely continue with the development as opposed to abandoning the project" in the event the company is not able to obtain further loans.  We note in this regard that the company's president has verbally agreed to support a minimum budget, loaning funds to the company "as long as he is able".  This disclosure appears inconsistent with the disclosure throughout the prospectus that he has orally agreed to loan up to $18,000 (which amount has already been loaned) during the next 12 months.  In addition, he is not legally obligated to provide such funding.  We note further that it does not appear that the company has any other firm sources of funds or commitments at this time.  If otherwise, this should be made clear here and throughout the prospectus where appropriate.

14. Further, please clarify here and throughout the prospectus where appropriate how the $245,000 in development expenditures will be paid as required by the agreement. What is the source of funds to be used?

Current and Planned Development, page 26

15. In the penultimate paragraph of this section, you refer to the cost estimate of your three principal categories of your business plan to be $245,000. It appears that the company is required to spend $245,000 in development expenditures, as a provision of the agreement. Please clarify if true, that this is the same $245,000 in expenditures.

16. Further, you state that you have "sufficient funds to commence these upgrades and have commenced upgrades…" From the disclosure, it appears that presently you have a cash balance of $27,880 which included the $3,000 remaining from the $30,000 loan from Mr. Ward. Please specifically disclose how the remaining costs of the upgrades will be paid for.

17. In the last sentence of this section, you disclose that you are able to proceed on a limited basis "of approximately 20 to 30 hours per week of analysis and programming time at a cost of $60 per hour." Inasmuch as that would equate to approximately $1,200 to $1,800 per week, please disclose how long this is estimated to take to complete these tasks. Also, clarify how long you can continue this development given the current cash balance.

1. Upgrades to the Darrwin Software Program, page 28

18. We note here and elsewhere that the migration XP and testing will be completed by the end of February and that you anticipate being online in February, 2007. Since it is now March, please provide an update of the status of this work. We note in this regard that the website www.darrwin-travel.com does not appear to be functioning at this time. If there are delays, explain the reason(s) for the delays.

19. We note the last sentence under this heading that you "will explore these additional upgrades upon completion of our upgrade to XP Professional". (emphasis added) Please explain whether this means that you may decide to do these further upgrades at a later date or you may decide whether or not to do them at all. Please clarify. As previously requested, provide a more detailed discussion of the planned software upgrades.

2.  Development of Web Site and Test Site, page 28

20. Please outline the principal provisions of the agreement with Marshmallow Moon
    Publishing and file the executed agreement as an exhibit to the registration statement
    as required by Item 601(b) of Regulation S-B.

21. Please provide the website address for the company.

22. Referring to the last sentence of this section, please revise to explain with specificity
    "[W]e have identified the environment and method for developing the software test,
    and have identified companies or individuals that have the ability to complete such a
    software test site."

Plan of Operation

1.  Registering Trademark, page 32

23. Please update the status of the processing of your trademark.  Has the company paid
    the $3,000 to Coastal Trade Mark Services?  Please disclose.

2.  Upgrade of Software, page 32

24. Please revise the last sentence of this section to be more specific as to the additional
    time you anticipate will be necessary without additional funding.

25. With respect to the Starcom budget presented on page 32, please indicate under the
    heading "Migrate all code from Windows 2000 to XP" the number of hours spent to
    date on this project, as opposed to the budgeted time of 150 hours.

Management's Discussion and Analysis…

Results of Operations, page 34

26. Please explain the basis for calculating the working capital surplus in the first
    paragraph at the top of page 34.

27. Expand the fifth paragraph to provide specificity with regards to plans for a private
    placement, obtaining shareholder loans, or initial public offering.  If there are no
    specific present plans, a statement to that effect should be made.

28. Please expand the sixth paragraph to provide more specificity with respect to the
    possible scenario in the event the company receives no additional funding, it will

eventually have to cease operations. (emphasis added)  What exactly do you mean by this?

Financial Statements, page F-2

29. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Statements of Operations, page F-15

30. Despite your response to our comment 26 from our letter dated January 24, 2007, the amounts shown in the operating statement for the year ended June 30, 2005 on page F-15 do not agree with those on page F-4.  It appears that the charge for impairment of intangible assets has been omitted.  Please revise your updated operating statements and statements of cash flows as necessary, to include consistent amounts.

Exhibit 23.1

31. Provide a currently dated consent of the independent accountant in any amendment to the registration statement.  The consent filed in your February 9, 2007 amendment was dated November 11, 2006 and is not current within 30 calendar days.  Please revise.

Part II.

Recent Sales of Unregistered Securities

32. We note your response to comment 28 from our letter dated January 24, 2007 and reissue the comment.  Please disclose the transaction involving Mr. Cherrett and the 100,000 shares issued to him.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Feel free to call Maureen Bauer at (202) 551-3237 regarding any financial statement issues, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:  Joseph I. Emas, Esq.
     via fax:  (305) 531-1274